E: lou@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

June 23, 2021

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Guardforce AI Co., Limited
Confidential Submission of the Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, Guardforce AI Co., Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit a draft Registration Statement on Form F-l (the “Draft Registration Statement”) relating to the proposed initial public offering in the United States of the Company’s ordinary shares. The ordinary shares are expected to be listed on the Nasdaq Stock Market.

The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

As an Emerging Growth Company, the Company has included in the Draft Registration Statement audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at 202-869-0888 (ext. 100) or lou@bevilacquapllc.com.

Very truly yours,

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua

cc:	Lei Wang, Chief Executive Officer
Chung Chi Ng, Chief Financial Officer
Guardforce AI Co., Limited

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036